

August 25, 2023

Dan Xie
Chief Financial Officer
UTStarcom Holdings Corporation
4th Floor, South Wing, 368 Liuhe Road
Binjiang District, Hangzhou 310052
The People's Republic of China

> **Re: UTStarcom Holdings Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 18, 2023**
> **File No. 001-35216**

Dear Dan Xie:

We have reviewed your August 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 73

1. We note your response to comment 1 that you are "not owned or controlled by a governmental entity in China." Accordingly please provide the documentation required by Item 16I(a) of Form 20-F as only a "registrant that is owned or controlled by a foreign governmental entity is not required to submit such documentation." Please also supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission under paragraph (a).

2. We note your response to comment 1 as it relates to paragraphs (b)(2) and (3). Please also provide a detailed discussion of the materials reviewed related to your largest shareholder,

Tonghao (Cayman) Limited, as well as for your fourth-largest shareholder, Talent Transmission, Ltd. Please also clarify:

- The percentage of your shares that are owned by governmental entities in China. In this regard we note your disclosure on page 74 only identifies the shares owed by BEIID, your third-largest shareholder. However we also note your response that your second-largest shareholder is 40% owned and managed by a state-owned company, suggesting that these shares should be aggregated for purposes of this disclosure.
- Whether the General Partner of Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) ("Chongqing") is also the largest shareholder of Chongqing, and identify the General Partner of Chongqing.
- Whether any of your Principal Shareholders are affiliated with each other.
- Whether you have any general voting or control arrangements with any governmental entities or state-owned enterprises.
- How you considered Mr. Zheng's committee assignments and duties on your Board of Directors when concluding BEIID lacks the power to direct or cause the direction of your management and policies.

3. Please note that we are still considering your response to comment 2 and may have further comments.

Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Lan Lou